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                          May 18, 2022

       Martin Galstyan
       Chief Financial Officer
       Toughbuilt Industries, Inc
       25371 Commercentre Drive, Suite 200
       Lake Forest, CA 92630

                                                        Re: Toughbuilt
Industries, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2022
                                                            File No. 333-264930

       Dear Mr. Galstyan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Philip Magri